[WLRK LETTERHEAD]

October 15, 2008

John Harrington
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Facsimile: (202) 772-9205

Re:	Polaris Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 27, 2008
File No. 001-33860

Dear Mr. Harrington:

     On behalf of Polaris Acquisition Corp. (“Polaris”), we respond as follows to the Staff’s comment letter dated September 25, 2008 to the above-captioned preliminary proxy statement. Page references in our responses correspond to the amended version of the proxy statement, filed with the SEC on October 15, 2008 (the “Amended Proxy Statement”) a copy of which has been marked to note the changes from the filing made on August 27, 2008. We are also delivering three courtesy copies of such marked proxy statement to you, together with the supplemental materials identified in this letter. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided Polaris’s response to each comment immediately thereafter.

Summary of the Material Terms of the Merger, page vi

1.   In the fifth bullet-point of your summary term sheet, please disclose the voting percentage to be controlled by former Hughes stockholders immediately following the merger, assuming no conversion and assuming maximum conversion by Polaris stockholders. Also provide ownership and voting percentages for Apollo following the merger. We note that earn-out shares will be entitled to full voting rights.

     We note the Staff’s comment and have revised the disclosure accordingly. See page vi of the Amended Proxy Statement.

John Harrington
Securities and Exchange Commission
October 15, 2008

2.    Disclose the approximate dollar value of the merger consideration (not counting the earnout shares) based upon the company’s stock price immediately before the announcement of the proposed merger and as of a recent date.

     We note the Staff’s comment and have revised the disclosure accordingly. See page vi of the Amended Proxy Statement.

3.    Please expand your summary term sheet to briefly mention the existence and significance of conversion rights and how to exercise them. Also add a bullet-point summarizing the interests of the officers and directors of Polaris in the transaction.

     We note the Staff’s comment and have revised the disclosure accordingly. See page vi of the Amended Proxy Statement.

Questions and Answers About the Proposals, page vii

Q.   What vote is required in order to approve the merger proposal? page viii

4.    Please disclose that your initial stockholders will vote any shares acquired in the initial public offering or in the aftermarket in favor of the merger proposal and that these votes will be considered public stockholder votes. If your initial stockholders acquire or have acquired any such shares, provide quantitative disclosure of these holdings in your revised proxy statement.

     We note the Staff’s comment and have revised the disclosure accordingly. See page x of the Amended Proxy Statement.

Q.   If the merger is completed, what will happen to the Polaris common stock, units and warrants? page xii

5.    Please disclose that the merger will impact the warrants because they become exercisable upon the later of your completion of a business combination and January 11, 2009.

     We note the Staff’s comment and have revised the disclosure accordingly. See page xiii of the Amended Proxy Statement.

Comparative Historical and Unaudited Pro Forma Per Share Information, page 9

6.    The historical and diluted loss per share for HUGHES Telematics and the pro forma combined basic and diluted loss per share for the year ended December 31, 2007 and the six months ended June 30, 2008 appear inconsistent with the information presented at pages 96-97. Please revise your disclosure accordingly or advise us as to the reason for the differences.

John Harrington
Securities and Exchange Commission
October 15, 2008

     We note the Staff’s comment and have revised the disclosure accordingly. See page 10 of the Amended Proxy Statement.

Risk Factors, page 10

Our outstanding warrants may be exercised in the future... , page 27

7.    Your disclosure here indicates that outstanding warrants, excluding the initial stockholder warrants, will become exercisable upon the later of the consummation of your business combination and January 11, 2010. The IPO prospectus disclosure as well as disclosure elsewhere in your preliminary proxy statement indicates that all outstanding warrants, including the initial stockholder warrants, will become exercisable upon the later of the consummation of your business combination and January 11, 2009. Please revise your disclosure to clarify.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 28 of the Amended Proxy Statement.

The Merger Proposal, page 37

Background of the Merger, page 37

8.    Please provide additional background information about the five potential targets you entered into non-disclosure agreements with and conducted due diligence on. Discuss the criteria for selecting these companies and the reasons why you ultimately chose to pursue a transaction with Hughes rather than one of these other companies. Disclose when you abandoned these transactions in favor of pursuing the Hughes transaction.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 38 of the Amended Proxy Statement. The discussions with these potential targets were all subject to confidentiality agreements, which include provisions prohibiting any disclosure that such discussions took place between the parties. These confidentiality agreements remain in effect and we have tried to revise the disclosure in a manner consistent with those agreements.

9.    Please provide additional detail regarding why a representative of Hughes initially contacted with Lowell Kraff on February 21, 2008. Explain how Hughes became aware of your business objective and determined it was compatible with Hughes’s business objective. Disclose the significance of any pre-existing relationships among Polaris and its affiliates and Hughes and its affiliates in leading to this initial contact.

John Harrington
Securities and Exchange Commission
October 15, 2008

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 38 to 39 of the Amended Proxy Statement.

10.    Please provide additional detail about the substance of your negotiations with Hughes in the time from initial contact through the letter of intent and up until the definitive merger agreement was signed. For example, discuss the potential transaction structures considered, the valuation of Hughes, how the parties arrived at the consideration form and amount and the other major terms of the transaction that were the subject of negotiations. Please provide us with a copy of the letter of intent.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 39 and 40 of the Amended Proxy Statement. A copy of the letter of intent has been supplementally provided herewith.

Polaris’ Reasons for the Merger and Recommendation of the Polaris Board, page 39

11.    Please include disclosure addressing Hughes’s reasons for the merger. Refer to Schedule 14A Item 14(b)(4) and Regulation MA Item 1004(a)(2)(iii).

     We note the Staff’s comment and have revised the disclosure accordingly. See page 42 of the Amended Proxy Statement.

12.    We note that you cite the fact that Hughes is an early-stage company as a potentially negative factor considered by your board. Please expand this disclosure to more specifically discuss how the board considered Hughes’s significant losses to date and expected losses for the foreseeable future, the development-stage status of its planned future major product and service offering, and its overall financial condition. Explain why the board decided to pursue an acquisition with such a company considering your IPO prospectus disclosure that you would seek to acquire established companies with positive cash flow.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 42 of the Amended Proxy Statement. We believe that, as revised, the disclosure provides sufficient reasons for why Polaris chose to pursue the acquisition of HUGHES Telematics despite its absence of positive cash flow. We note that the prospectus indicates only that positive cash flow was one of many guidelines that the Board would refer to, and to which adherence was not presented as mandatory.

13.    We note that your board determined that the potentially countervailing factors did not outweigh the advantages of the merger. Please expand upon this statement to provide more information about how and why the board came to this conclusion.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 42 of the Amended Proxy Statement.

John Harrington
Securities and Exchange Commission
October 15, 2008

Interests of Polaris Directors and Officers in the Merger, page 41

14.    So that shareholders may better understand the significance of the potential personal liability of Mr. Byron and Mr. Kraff, please disclose whether you engaged any vendors or other service or product providers that have not executed waivers to any claim on the trust account. If so and if you owe a material amount to any such persons, please disclose this amount.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 43 of the Amended Proxy Statement.

Duff & Phelps Opinion, page 42

15.    Please expand your disclosure to provide additional detail about the method of selecting Duff & Phelps, including whether or not past engagements of Duff & Phelps by Hughes and/or Apollo played any role in the selection directly or indirectly. Refer to Regulation MA Item 1015(b)(3).

     We note the Staff’s comment and have revised the disclosure accordingly. See page 44 of the Amended Proxy Statement.

16.    Please provide additional detail about the Monte-Carlo option pricing analysis used in valuing the earn-out shares, why it was chosen, and how it resulted in the cited value.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 45 of the Amended Proxy Statement.

17.    Please explain why Duff & Phelps chose to use, and rely solely on, a discounted cash flow analysis considering the early stage of development of Hughes and its losses to date.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 47 of the Amended Proxy Statement.

18.    We note that from disclosure on page 45 that your management adjusted the projections provided by Hughes’s management. Please disclose the material projections considered by Hughes, and identify the adjustments and why they were made.

     The disclosure has been revised to more fully describe what occurred and to remove the suggestion that the Polaris management adjusted the projections delivered by HUGHES Telematics. See page 47 of the Amended Proxy Statement. Though HUGHES Telematics had prepared projections which reflected the potential for additional revenues relating to potential new contracts with automotive manufacturers who had not yet

John Harrington
Securities and Exchange Commission
October 15, 2008

contracted for telematics services, Polaris management asked that the projections provided to Duff & Phelps be based upon only those revenues to be expected from the existing contractual relationships with automotive manufacturers.

19.    Please detail, with tabular disclosure to the extent practicable, how Duff & Phelps determined the range of discount rates applied. If Duff & Phelps conducted an analysis of specific comparable early-stage, high-growth companies, please identify those companies and disclose how they were selected.

     The disclosure has been revised to explain that Duff & Phelps selected this range of discount rates to be consistent with observed long-term venture capital returns (such as those tabulated by the National Venture Capital Association), as one would expect from an early-stage technology company such as HUGHES Telematics. See page 48 of the Amended Proxy Statement. Given this method of selection, Duff & Phelps does not believe that tabular disclosure is necessary. Duff & Phelps did not conduct an analysis of specific comparable early-stage, high-growth companies.

20.    Disclose the bases for and the nature of the material assumptions underlying the projections used in the discounted cash flow analysis.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 48 of the Amended Proxy Statement.

21.    Please disclose the criteria for selecting public company comparables. Explain why the companies were limited to cable television providers and subscription radio providers.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 48 of the Amended Proxy Statement.

22.    Please clarify whether the second installment of Duff & Phelps’ fee is payable only if Duff & Phelps is able to deliver the requested opinions and the merger is consummated.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 49 of the Amended Proxy Statement.

23.   We note that you have not included quantitative disclosure as to the fees paid by Hughes or its affiliates to Duff & Phelps in the past two years. Please provide this disclosure. Refer to Regulation MA Item 1015(b)(4).

     We supplementally inform the Staff that the only use by HUGHES Telematics of Duff & Phelps was in connection with purchase price allocation work for the Networkcar acquisition in 2007, for which we are told by HUGHES Telematics that total fees were $41,080. We believe the disclosure regarding the retention by Apollo or its portfolio companies of Duff & Phelps

John Harrington
Securities and Exchange Commission
October 15, 2008

is sufficient, as Duff & Phelps advised our board that these retentions were not material to Duff & Phelps and did not affect its ability to provide the requested services on an independent basis to Polaris.

24.    Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Duff & Phelps in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

     The material information requested is supplementally provided under separate cover.

U.S. Federal Income Tax Consequences of the Merger, page 47

25.    Please remove the word “generally” from your description of the tax consequences of a conversion. Provide additional detail if you believe it is necessary to qualify your disclosure.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 50 of the Amended Proxy Statement.

26.    We note that both Polaris and Hughes’ obligation to complete the merger is conditioned on each receiving a tax opinion to the effect that the merger will be considered a “reorganization” within the meaning of Section 368(a) of the tax code. Clarify the significance of this to Polaris’ shareholders since they will not be exchanging any shares in the merger.

     We supplementally advise the Staff that a tax opinion closing condition in favor of each of the acquiror and the target is customary in transactions intended to qualify as reorganizations. If the merger did not qualify as a reorganization for U.S. federal income tax purposes, the transaction would be taxable at both the shareholder level and at the corporate level. Consequently, HUGHES Telematics would be treated as having sold all of its assets to Polaris in exchange for the merger consideration in a taxable transaction, and Polaris, as the successor to HUGHES Telematics, would then be liable for any resulting corporate tax. Accordingly, the tax opinion closing condition in favor of Polaris is helpful to the Polaris stockholders because it protects the value of their investment in Polaris.

The Merger Agreement, page 49

27.    We note your statement that “[c]urrent factual information about Polaris and Hughes Telematics can be found elsewhere in this proxy statement and in public

John Harrington
Securities and Exchange Commission
October 15, 2008

filings that Polaris makes with the SEC. ” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Additionally, please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 52 of the Amended Proxy Statement.

28.    Please supplementally provide us with a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

The merger agreement includes the following schedules and supplements:

• Exhibit A – Definitions: Sets forth defined terms in the merger agreement. This exhibit was disclosed in Polaris’ current report filed on Form 8-K on June 16, 2008 (the “June 16 8-K”).

• Exhibit B – Form of Amended and Restated Certificate of Incorporation of Parent: A form of Polaris’ amended and restated certificate of incorporation following the consummation of the proposed merger, consistent with the changes proposed by the pre-closing and post-closing certificate amendment proposals.

• Exhibit C – Form of Amended and Restated Bylaws of Parent: A form of Polaris’ amended and restated bylaws following consummation of the proposed merger. The bylaws will be amended to increase the size of the board of directors and eliminate provisions relating to the classification of the board.

• Exhibit D – Post-Closing Directors and Offices: Sets forth the directors and officers of Polaris following the consummation of the proposed merger. These persons will be described in the section entitled “Management Following the Merger.”

• Exhibit E: Omitted.

• Exhibit F – Term Sheet for Parent Shareholders’ Agreement: Sets forth the terms of the Shareholders’ Agreement. These terms are set forth in the section entitled “Agreements Related to the Merger – Shareholders’ Agreement.” This exhibit was disclosed in the June 16 8-K.

John Harrington
Securities and Exchange Commission
October 15, 2008

• Exhibit G – Reorganization Actions: Sets forth the actions to be taken by HUGHES Telematics and its stockholders to reorganize HUGHES Telematics’ capital structure such that its only outstanding equity securities after the consummation of the proposed merger are common stock, options to purchase common stock and warrants issued in connection with the credit facility. These actions are described in the section “The Merger Agreement –Covenants.”

• Exhibit H – Form of Working Capital Certificate: A form of certificate to be provided by Polaris setting forth Polaris’ estimated working capital shortfall and the working capital shortfall shares. This is a closing mechanic.

• Exhibit I – Form of Proceeds Shares Certificate: A form of certificate to be provided by HUGHES Telematics setting forth the proceeds of equity sales by HUGHES Telematics and the number of shares of Polaris common stock to be issued as a result of those sales. This is a closing mechanic.

• Company Disclosure Statement: HUGHES Telematics’ disclosure schedule.

• Parent Disclosure Statement: Polaris’ disclosure schedule.

Merger Consideration, page 49

Earn-Out Consideration, page 50

29.    Please describe the terms and exercise prices of the options to be issued as initial and earn-out merger consideration to the extent practicable.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 53 and 54 under the section entitled “The Merger Agreement – Treatment of Outstanding HUGHES Telematics Stock Options” of the Amended Proxy Statement.

Conditions to the Completion of the Merger, page 57

30.    Disclose whether it is the intent of your board of directors to resolicit shareholder approval of the business combination if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 61 of the Amended Proxy Statement.

Agreements Related to the Merger, page 61

John Harrington
Securities and Exchange Commission
October 15, 2008

Shareholders’ Agreement, page 61

31.    In your summary description of the shareholders’ agreement on page two, you disclose that your initial stockholders will also be subject to certain transfer restrictions. Please describe the transfer restrictions that will be applicable to your initial stockholders following the merger (both with respect to common shares and warrants).

     We note the Staff’s comment and have revised the disclosure accordingly. See page 64 of the Amended Proxy Statement.

32.    Identify the Hughes’ shareholders who will be subject to the shareholders’ agreement.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 64 of the Amended Proxy Statement.

The Pre-Closing Certificate Amendment Proposal, page 63

33.    Please explain the reasons and the potential effect of the increase in authorized shares of preferred stock from 1,000,000 to 10,000,000. Refer to Schedule 14A Item 11.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 67 of the Amended Proxy Statement.

Business of Hughes Telematics, page 66

34.    We note your citation of statistical and third-party industry data throughout this section of the proxy statement. For example, we note the statistics provided regarding OnStar on page 69, the market position of Networkcar on page 69, and the prevalence of factory- installed navigation systems on page 70. We also note third-party industry data provided by Telematics Research Group cited on page 68, C.J. Driscoll and TRG/iSuppli cited on page 70, and the U.S. Environmental Protection Agency and Department of Energy cited on page 72. These are only examples. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support.

     Copies of a World Telematics Summary from TRG, a TRG Forecast Executive Summary Report, an article from Automotive News, and a white paper drafted by HUGHES Telematics have been supplementally provided herewith as support of the cited statistical and industry data.

35.    We note from disclosure in the notes to financial statements and elsewhere that Hughes has a relationship with Hughes Network Systems and Hughes

John Harrington
Securities and Exchange Commission
October 15, 2008

Communications. Please describe the nature of Hughes’s relationships with Hughes Network Systems and Hughes Communications and the significance of these relationships to Hughes’s business plan.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 80 and 81 under the section entitled “Relationship with HUGHES Network Systems” of the Amended Proxy Statement.

Services, page 72

36.    We note that, in addition to anticipated initial consumer service offerings, Hughes plans to offer a variety of other consumer services in the future. Please provide additional insight into the anticipated timing of these additional services and the status of their development.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 75 of the Amended Proxy Statement.

Automaker Relationships, page 74

37.    So that shareholders can better understand the significance of the Chrysler contract in 2009, please quantify what “select” models means. Provide additional detail on how installation will expand to virtually all Chrysler models by 2013.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 78 of the Amended Proxy Statement.

38.    We note that Chrysler and Mercedes-Benz may terminate their contracts with Hughes due to a failure to satisfy certain milestone obligations or required service levels. Please provide additional insight into the nature of these milestone obligations and service levels and Hughes’s historical ability to satisfy them.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 78 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hughes Telematics, page 78

Overview, page 78

39.    Please provide a discussion of the most material known uncertainties facing Hughes and how these factors could impact results of operations and financial condition going forward. For example, from disclosure elsewhere in the proxy statement, we note challenges and risks associated with completing development,

John Harrington
Securities and Exchange Commission
October 15, 2008

testing and launch of the telematics product and service offering, performance of milestones under the Chrysler and Mercedes-Benz contracts, and adoption of telematics products in the market generally. Please also address how the expenses and obligations associated with becoming a public company could impact results of operations in the future.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 82 and 83 of the Amended Proxy Statement.

40.    It would appear from Hughes’ business model that customer churn is, or will be, and important financial metric in measuring the success of the company’s business marketed through automakers. If so, please confirm through disclosure and discuss your intentions on providing such information as your operations mature.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 82 of the Amended Proxy Statement.

Merger Agreement with Polaris, page 78

41.    Please disclose how the approximately $140 million of trust proceeds to be released following the merger are expected to be used. For example, if management expects a material increase in any type of expense or investment as a result of the availability of these funds and planned business initiatives, discuss these expectations and provide insight into how results of operation and financial condition could be impacted.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 84 of the Amended Proxy Statement.

Liquidity and Capital Resources, page 85

42.    Please provide an assessment of Hughes’s ability to meet both its short-term and long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In providing this assessment, address various contingencies. For example, discuss whether additional financing will be needed in addition to the release of $140 million in cash upon completion the merger. If so, provide insight into current financing efforts. Also discuss the significance of a maximum 30% conversion by Polaris stockholders and the resulting decrease in released funds. Clarify what events (in terms of financing and operational performance) are necessary in the view of Hughes’s management to remove the substantial doubt about Hughes’s ability to continue as a going concern. If the consummation of the Polaris merger is not certain to remove the

John Harrington
Securities and Exchange Commission
October 15, 2008

substantial doubt about Hughes’s ability to continue as a going concern, please specifically reference this doubt in a risk factor.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 90 to 91 of the Amended Proxy Statement. Because the consummation of the merger is certain to remove substantial doubt about HUGHES Telematics’ ability to continue as a going concern, no additional risk factor is necessary.

Information About Polaris, page 99

Fair Market Value of Target Business, page 99

43.    Please explain how your board determined that the fair market value test was met in connection with the merger. Since your board was apparently able to make this determination, explain why the board also chose to seek an opinion from Duff & Phelps. We note that disclosure in your IPO prospectus indicated you would obtain such an opinion if your board was not able to independently make this determination.

     The results of the diligence conducted by our board and its advisors, including our review of the projections of HUGHES Telematics, was sufficient to provide our board with a high degree of confidence of the fairness of the proposed transaction to our shareholders. Nevertheless, given the complexities of valuing an early-stage company in an emerging industry, the board determined that it was advisable to obtain the opinion of an independent financial advisor

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Polaris, page 102

Liquidity and Capital Resources, page 103

44.    We note you expect your working capital to be sufficient to fund your operations until a target is acquired. So that investors may assess the likelihood that additional consideration will be issued to Hughes’s stockholders due to a shortfall in net working capital below $138 million, please provide, to the extent practicable, a comparison of your net working capital as of the most recent practicable date, expected future costs to complete the merger, and expected interest available to be used for working capital prior to the closing of the merger.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 109 of the Amended Proxy Statement.

Management Following the Merger, page 107

John Harrington
Securities and Exchange Commission
October 15, 2008

45.    Please provide the disclosure required by Regulation S-K Item 402 regarding the officers and directors of Hughes for Hughes’s most recently completed fiscal year. Also include compensation discussion and analysis disclosure with respect to new plans or policies that may be applicable to officers and directors following the consummation of the merger (as provided in the Release 33-8732A text at n. 97). Refer Regulation S-K Compliance and Disclosure Interpretation Section 217.12 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

     We note the Staff’s comment and have revised the disclosure accordingly. See the section entitled “HUGHES Telematics Compensation Discussion and Analysis” on pages 117 to 122 of the Amended Proxy Statement.

Polaris Certain Relationships and Related Person Transactions, page 112

46.    We note from your disclosure on page 108 that Marc Byron, your CEO and Chairman of the Board, has served as an adviser to Apollo Management. Please explain to us why you do not believe further disclosure of this relationship is required. Refer to Schedule 14A Item 14(b)(7) and Regulation MA Item 1011(a)(1).

     Marc Byron advised Apollo Management in 2005 in connection with Apollo Management’s purchase of Cendant Corp.’s member club businesses. Item 14(b)(7) of Schedule 14A requires the disclosure of, among other things, material agreements, arrangements, understandings, or relationships between the offeror or any of its executive officers, directors, controlling persons, or subsidiaries and the subject company or any of its executive offices, directors, controlling persons, or subsidiaries during the periods for which financial statements are presented or incorporated by reference by this item. This proxy statement includes financial statements for as early as January 9, 2006, the date of HUGHES Telematics’ inception. Because Mr. Byron’s advisory relationship with Apollo Management predated the earliest financial statement in this proxy statement, no disclosure is required.

Beneficial Ownership of Securities, page 119

47.    Please clarify that the ownership percentages in the table assume no conversions by your stockholders and that such conversions would increase the ownership levels of your initial stockholders and former Hughes stockholders. Please also state that potential upward adjustments to the shares to be issued in the merger as a result of equity raised by Hughes or a working capital shortfall are not reflected in the table and would increase the ownership levels of former Hughes stockholders.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 130 of the Amended Proxy Statement.

John Harrington
Securities and Exchange Commission
October 15, 2008

48.    Please clarify that, even though you have chosen to include a column reflecting ownership excluding earn-out shares, former Hughes stockholders will have voting power with respect to these shares immediately following the merger.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 130 of the Amended Proxy Statement.

49.    Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by Communications Investors, LLC.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 131 of the Amended Proxy Statement.

50.    We note your statements in the introductory paragraphs to the ownership table that you have not included any shares underlying warrants in the calculation of total outstanding shares for purposes of determining percentage of ownership. However, in the post-merger ownership information, you have included shares underlying warrants that will be exercisable upon consummation of the merger for certain shareholders. In calculating the ownership percentage for each stockholder who is the beneficial owner of any such shares, you should consider the underlying shares owned by that stockholder outstanding. Refer to Rule 13d-3(d)(1) under the Exchange Act.

     We have recalculated the beneficial ownership percentages of the individuals listed in the ownership table in accordance with this comment. We also revised the introductory paragraph to clarify that we have treated these underlying shares as outstanding. See page 130 to 135 of the Amended Proxy Statement.

Polaris Acquisition Corp. Financial Statements

Note 2. Organization and Business Operations, page F-6

Income Per Common Share, page F-7

51.   It is unclear to us why you have not included the effects of your outstanding warrants in your calculation of diluted income per share. Tell us your basis in SFAS 128 or other applicable literature.

     Paragraph 30 of SFAS 128, Earnings per Share, states that shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows: “(a) If all necessary conditions have been satisfied by the end of the period . . . , those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later)[; and] (b) [i]f all necessary conditions have

John Harrington
Securities and Exchange Commission
October 15, 2008

not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period . . . and if the result would be dilutive.”

     The outstanding warrants cannot be exercised until the later of Polaris’ initial business combination and January 11, 2009. Condition (a) therefore has not been satisfied because the necessary conditions to the exercise of the warrants have not been met. Condition (b) has not been satisfied because the conditions to the exercise of the warrants cannot be met until January 11, 2009 at the earliest, which is past the reporting periods in the statements of operations.

HUGHES Telematics, Inc. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-34

(7) Stockholders’ Equity, page F-34

Series A Redeemable Preferred Stock, page F-34

52.    Tell us your basis for classifying the loss on the deemed extinguishment of the Series A Preferred Stock as a reduction of additional paid in capital.

     Footnote 1 in paragraph 20 of APB 26, Early Extinguishment of Debt, states that “extinguishment transactions between related entities may be in essence capital transactions.” HUGHES Telematics determined that Communications Investors, LLC, an affiliate of Apollo Management L.P., was a related party because, on the date of the deemed extinguishment, Communications Investors, LLC held approximately 85% of HUGHES Telematics’ outstanding common stock on a fully-diluted basis. As Communications Investors, LLC also held all of the outstanding shares of the Series A Redeemable Preferred Stock (the “Series A Preferred Stock”), the extinguishment transaction was between related entities, and the loss was classified as a reduction of additional paid-in capital.

Notes to Consolidated Financial Statements, page F-47

(7) Stockholders’ Equity, page F-58

Share-Based Compensation, page F-60

53.    We note that your option awards have certain repurchase features. Tell us how you considered the guidance in SFAS 123R in determining that the awards are not required to be classified as liabilities.

John Harrington
Securities and Exchange Commission
October 15, 2008

     Paragraph 31 of SFAS 123R, Share-Based Payment, (“SFAS 123R”) requires liability classification of outstanding stock options if either “(a) the repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued, or (b) it is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.” The first condition is not met as the employee will bear the risks and rewards of ownership unless HUGHES Telematics, in its sole discretion, exercises the repurchase feature. The second condition is not met because (i) the repurchase feature is exercisable at the sole discretion of HUGHES Telematics and (ii) it is not probable that HUGHES Telematics will exercise the repurchase feature. In assessing the probability, management considered the following factors (taken by analogy from guidance provided in Issue 23(a) of EITF Issue 00-23):

•   Management’s stated representation regarding its intent to call the shares. While the repurchase feature was included in HUGHES Telematics’ option plan as a protective provision to provide flexibility, HUGHES Telematics does not intend to exercise the repurchase feature except in rare circumstances. Furthermore, upon consummation of the merger with Polaris, the repurchase provision is expected to be removed from the option plan.

•  The frequency with which the employer has called shares in the past. HUGHES Telematics has not exercised the repurchase feature from the inception of the option plan through the date hereof.

•  The circumstances under which the employer has called shares in the past. HUGHES Telematics has not exercised the repurchase feature from the inception of the option plan through the date hereof.

•  The existence of any legal, regulatory, or contractual limitations on the employer's ability to repurchase shares. The Series A Preferred Stock contains a provision which requires a majority of the holders of the Series A Preferred Stock to consent to any capital stock repurchases.

• Whether the employer is a closely held, private company. While HUGHES Telematics is a private company, it does not have a policy regarding how widely shares can be held.

54.    Revise your stock-based compensation footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the proxy:

o  For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

o  Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

John Harrington
Securities and Exchange Commission
October 15, 2008

o  If the valuation specialist was a related party, a statement indicating that fact.

     Provide us with the following information, or if contemporaneous valuations were not used, disclose the information in MD&A:

o  A discussion of the significant factors, assumptions, and methodologies used in determining fair value.

o  A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the price implied by the value of the stock to be issued by Polaris upon the consummation of the merger.

o  The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

     HUGHES Telematics engaged an unrelated third-party valuation specialist to perform contemporaneous valuations which were considered by HUGHES Telematics’ board of directors when determining the exercise price of stock option grants. The stock-based compensation footnote on page F-60 of the Amended Proxy Statement has been revised to include (i) a table with the requested information for each grant date and (ii) disclosure that fair value of the common stock was determined contemporaneously with the grants.

     The valuation specialist considered a variety of valuation methodologies, including the income approach, the market approach and the cost approach. Valuations considered by the board of directors when granting stock options were performed as of December 4, 2006, June 19, 2007, November 30, 2007 and April 9, 2008.

     As of December 4, 2006, June 19, 2007 and November 30, 2007, the specialist calculated the enterprise valuation using the income approach and allocated this value to between the Series A Preferred Stock and the common stock using the option pricing method. Specifically, a discounted cash flow analysis was performed as of each date based on management’s projected operating results, working capital requirements and capital expenditures through the year ended December 31, 2011. As of December 4, 2006, June 19, 2007 and November 30, 2007, management’s cash flow estimates were discounted at a weighted average cost of capital of 50%, 48% and 48%, respectively. Added to these discounted cash flows was the present value of the terminal value that was determined using a multiple of 1.5 times projected revenues for the year ended December 31, 2012. At each valuation date, the specialist applied a discount for lack of marketability of 25%. The valuations result in the fair market value of HUGHES Telematics’ common stock at December 4, 2006, June 19, 2007 and November 30, 2007 of $42.44 per share, $80.15 per share and $99.83 per share, respectively.

John Harrington
Securities and Exchange Commission
October 15, 2008

     On April 2, 2008, HUGHES Telematics entered into a non-binding letter of intent to merge with Polaris. Accordingly, as of April 9, 2008, the specialist utilized a probability weighted expected return method (“PWERM”) to allocate value to the common stock. The enterprise value concluded in the PWERM analysis was based on a 90% weighting of the income approach assuming HUGHES Telematics remained a private company and a 10% weighting of the market approach assuming the transaction value indicated by the letter of intent. In determining the appropriate weighting of each scenario, the specialist considered (i) management’s perspective on the likelihood of the merger being consummated, (ii) their understanding of the facts and circumstances surrounding the merger with Polaris, including potential barriers to consummation, and (iii) their knowledge and experience with potential transactions at the letter of intent stage.

     The methodology underlying the income approach used to determine the per share value of the common stock in the private company scenario was similar to the methodology used for the prior valuation dates. A discounted cash flow analysis was performed using management’s projected cash flows through mid-2012 and a weighted average cost of capital of 40%. In light of the economic downturn and the uncertainty with respect to the length and depth of the downturn, the terminal value was lowered to 1.4 times projected revenues for the year ended December 31, 2012. To calculate the equity value using the market approach, the specialist separately valued the initial shares and the earn-out shares as of January 1, 2009 (the assumed closing date of the merger) and discounted the resulting amount back to the April 9, 2008 valuation date using a 34% weighted average cost of capital. The value of the initial shares was based on Polaris’ expected trust value. The specialist determined the value of the earn-out shares using a Monte Carlo simulation to model the future stock price movements of the Polaris common stock, thereby producing a probability that each earn-out would ultimately be achieved and the estimated dates thereof. In light of the two year transfer restriction on the HUGHES Telematics’ shareholders ability to sell or otherwise dispose of the Polaris shares received in the merger, the specialist applied a 15% discount for lack of marketability. The valuation resulted in a fair market value of HUGHES Telematics’ common stock at April 9, 2008 of $146.29 per share.

If you have any questions, please do not hesitate to contact me at the telephone and facsimile numbers above or my colleague, Aref H. Amanat, at (212) 403-1120 (telephone) and (212) 403-2120 (fax).

Sincerely,

                               By: /s/   Andrew J. Nussbaum
                               Name:  Andrew J. Nussbaum

John Harrington
Securities and Exchange Commission
October 15, 2008

cc:

Jerry Stone, Polaris Acquisition Corp.
Craig Kaufmann, Hughes Telematics, Inc.
Josh Goldstein, Skadden, Arps, Slate, Meagher & Flom, LLP